CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
John Stansbury
1st Floor, 267 West Building, 267 West Avenue, Centurion, South Africa
Director, Cresco Project Finance (Pty) Ltd

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014

c) Qualifications:
B.Sc (Eng) (Ind), University of Pretoria, 1967;
MBA, University of Pretoria, 1970;
B. Proc., University of South Africa, 1996;
LLB, University of South Africa, 2000
I am a member of the South African Institute of Industrial Engineers and am a registered Professional Engineer with the Engineering Council of South Africa. I have worked in the mining and mineral sector for more than 30 years and have been involved in project evaluation at operational, supervisory and final accountability level.
I have read the definition of "qualified person" set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

d) Site Inspection:
I have not made a personal inspection of the Project site.

e) Responsibilities:
I was responsible for: Sections 1.24, 1.25, 1.26, 1.27, Section 22, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i) Disclosure:
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Centurion, South Africa on 17th December 2014

J S Stanbury. Pr Eng

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

CONSENT OF QUALIFIED PERSON

17 December 2014

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO: Asanko Gold Inc.

Dear Sirs/Mesdames:

RE: Asanko Gold Inc. (the "Company")

I, John Stansbury, am an author of the technical report entitled "Definitive Project Plan for Phase 1 of the Asanko Gold Mine**"**, with an effective date of 13 November, 2014 (the "**Technical Report**").

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 13 November, 2014 (the "**Disclosure Document**").

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.
Yours truly,

J S Stanbury. Pr Eng